UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT COMMUNICATIONS’ PLANNED STOCK ACQUISITION OF VIRTELA TECHNOLOGY SERVICES INCORPORATED

On October 28, 2013, the registrant filed with the Tokyo Stock Exchange a notice regarding the planned stock acquisition by NTT Communications Corporation, a subsidiary of the registrant, of all of Virtela Technology Services Incorporated’s outstanding shares. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: October 28, 2013

October 28, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT Communications’ Planned Stock Acquisition of Virtela Technology Services Incorporated

NTT Communications Corporation (“NTT Com”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that it has entered into a stock transfer agreement with the shareholders of Virtela Technology Services Incorporated (“Virtela”, headquartered in Denver, Colorado, USA), a major provider of cloud-based managed network services in 196 countries and regions, with strengths in the areas of managed services and virtualized IT services, to acquire 100% of the outstanding shares of Virtela. For more details, please see the attached press release by NTT Com.

This acquisition will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

2013-R116

Joint Announcement

NTT Communications Corporation

Virtela Technology Services Incorporated

NTT Com Agrees to Wholly Acquire Virtela, A Leading Cloud Networking Provider

TOKYO, JAPAN and DENVER, CO – October 28, 2013 – NTT Communications Corporation (NTT Com), ICT solutions and international communications business within NTT (NYSE: NTT), and Virtela Technology Services Incorporated (Virtela), a leading global managed and cloud network services company, announced today that NTT Com and Virtela’s shareholders have entered into a definitive agreement under pursuant to which NTT Com has agreed to wholly acquire Virtela for a total transaction price of approximately $525 million (USD) in cash.

Combining Virtela’s advanced service/operational platforms and expertise with NTT Com’s global ICT infrastructure and resources creates an unparalleled company able to deliver cloud networking services, asset-light branch office networking, a Tier-1 IP backbone and end-to-end cloud compute, storage and network services on a global scale. Together, NTT Com and Virtela offer customers a single partner for the full lifecycle of enterprise network services with an extensive portfolio to transform enterprise IT architectures via the cloud.

Virtela, a 400-employee company headquartered in Denver, Colorado with global operations and delivery centers in the U.S., India and the Philippines, serves more than 500 customers worldwide, including many of the world’s largest multinational companies.

NTT Com offers global total ICT outsourcing for the safe and reliable transition of customer ICT environments to the cloud. Its existing offerings include Arcstar Universal OneTM virtualized network services and customer-premise-to-data center and cloud-to-cloud services, utilizing SDN (software defined networking) technologies.

The respective strengths of Virtela and NTT Com will be unified through the integration of their respective operations, services and networks to be introduced on a combined basis to serve customers from 2014. Using Virtela’s flexible service activation and advanced management infrastructure will further enhance NTT Com’s high-quality broadband network services in nearly every country of the world. The acquisition expands NTT Com’s global network services coverage from 160 to more than 190 countries/regions.

NTT Com will also upgrade its cloud-based network services with Virtela’s network function virtualization (NFV) technology to virtualize the functions of customers’ network equipment, such as firewalls and WAN accelerators, enabling enterprises to benefit from instant service activation and significant cost reduction.

“Virtela is well known for its strong technology, networking expertise, global reach and highly regarded services,” said Akira Arima, CEO of NTT Com. “As we advance our Global Cloud Vision, we expect to continue offering enterprise customers the highest possible value in services ranging from branch office networking to large-scale cloud migration.”

“Virtela’s virtualized network services model combined with NTT Com’s brand and strength will create the industry’s most advanced services portfolio that enables enterprises to break free from the constraints of traditional network architectures and services,” said Vab Goel, Virtela founder and general partner at Norwest Venture Partners.

“NTT Com and Virtela share a vision for passionate customer support and enhanced customer experience and we look forward to continuing to work closely with our customers and partners to deliver even higher value,” said Virtela President Ron Haigh.

Going forward, NTT Com plans to expand its leadership in global network services and global cloud business, through the integration and expansion of its global network services.

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About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including IPv4/IPv6 Global Tier-1 IP Network, Arcstar Universal One™ VPN network reaching more than 190 countries/regions, and over 150 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv

About Virtela

Virtela Technology Services Incorporated is the smart alternative to traditional global carriers and equipment vendors for enterprise networking and virtualized IT services. The company delivers award-winning services via its Virtualized Overlay Network and Virtela Enterprise Services Cloud (ESC) platform, which enables the transition of branch office networking and security services to the cloud. Virtela gives enterprises the benefit of “asset-light” software-defined networking that delivers up to 80% cost savings in upfront capital and 30% savings in ongoing operating expenses.

Recognized by more than 100 awards for outstanding service innovation and customer support, Virtela’s services suite includes global managed network, security, mobility, application acceleration and IT infrastructure services.

Virtela is headquartered in Denver, Colorado, with global support centers. For more information, please call +1 (720) 475-4000 or visit www.virtela.net

Takeshi Wakita

Tatsuhiko Miyamoto

Corporate Planning

NTT Communications Corporation

Tel. +81 3 6700 4601

kokusaig-cp@ntt.com

Jane Morrissey

Corporate Communications

Virtela Technology Services Incorporated

Tel. +1-720-475-4012

jmorrissey@virtela.net